EXHIBIT 3.1

CERTIFICATE OF DESIGNATION

OF

WARP 9, INC.

            1.  The name of the corporation is Warp 9, Inc.  (the "Corporation").

            2.  By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

The initial series of the Corporation's Preferred Stock shall be designated "Series A Preferred Stock".  The number of shares constituting the Series A Preferred Stock shall be Ten Thousand (10,000) shares. Each share of Series A Preferred Stock is convertible into Ten Thousand (10,000) shares of Common Stock of the Corporation, as adjusted in accordance with Section 3 below.  The Series A Preferred Stock shall have the rights, preferences and privileges set forth below:

Section 1. Dividends.  The holders of outstanding shares of the Series A Preferred Stock shall be entitled to receive dividends, payable quarterly, out of any assets of the Corporation legally available therefor, at the rate of Eight Dollars ($8.00) per share per annum, or Two Dollars ($2.00) per quarter (as adjusted for any combinations, consolidations, stock distributions or stock dividends with respect to such shares), payable in preference and priority to any payment of any dividend on the Common Stock.  The right to such dividend on the Series A Preferred Stock shall be cumulative.  If the Board of Directors shall elect to make further distribution of dividends after all dividends on the Series A Preferred Stock, as required by this Section 1, shall have been paid or declared and set apart for payment to holders of the Series A Preferred Stock, such dividends shall be made equally to all outstanding shares, preferred and common on an as-if converted basis.

Section 2.  Liquidation Preference.  In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holder of each outstanding share of the Series A Preferred Stock shall be entitled to receive, out of the assets of the Corporation available for distribution to its shareholders upon such liquidation, whether such assets are capital or surplus of any nature, an amount equal to Two Hundred Dollars ($200.00) for each such share of the Series A Preferred Stock (as adjusted for any combinations, consolidations, stock distributions or stock dividends with respect to such shares), plus all dividends, if any, declared and unpaid thereon as of the date of such distribution, before any payment shall be made or any assets distributed to the holders of the Common Stock, and, after such payment, the remaining assets of the Corporation shall be distributed the holders of Common Stock.

(a)  If the assets to be distributed pursuant to Section 2 above to the holders of the Series A Preferred Stock shall be insufficient to permit the receipt by such holders of the full preferential amounts aforesaid, then all of such assets shall be distributed among such holders of Series A Preferred Stock ratably in accordance with the number of such shares then held by each such holder.

(b)  The sale of all or substantially all of the Corporation's assets, any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Corporation immediately prior to such consolidation, merger or reorganization, own less than fifty percent (50%) of the Corporation's voting power immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions to which the Corporation is a party in which in excess of fifty percent (50%) of the Corporation's voting power is transferred, excluding any consolidation or merger effected exclusively to change the domicile of the Corporation, shall be deemed to be a liquidation, dissolution or winding up within the meaning of this Section 2.

Section 3.  Conversion.  The Series A Preferred Stock shall be subject to conversion into Common Stock upon the following terms and conditions:

(a)    Timing of Conversion.

(i)      Conversion by the Holder.  The shares of Series A Preferred Stock held by any holder may be converted in Common Stock as set forth herein, at the option of the holder according to the following schedule: one-third of the shares received by the holder may be converted beginning one year after the first date on which a share of Series A Preferred Stock was issued (the "Original Issue Date"); one-third of such shares may be converted beginning two (2) years after the Original Issue Date; and the remaining one-third of such shares may be converted beginning three years after the Original Issue Date.  Notwithstanding the foregoing schedule, holders of Series A Preferred Stock may convert their shares into Common Stock effective immediately prior to the sale of all or substantially all of the Corporation's assets.

(ii)    Conversion at the Option of the Corporation.  Prior to any event described in Section 2(b), above, the Corporation may, at its sole option, by written notice given to the holders of the Series A Preferred Stock, cause to have such holder's shares of Series A Preferred Stock converted into Common Stock, with such conversion being deemed to have occurred immediately prior to the closing of such event.

(b)    Mechanics of Conversion.

(i)      Voluntary Conversion.  As a condition to any conversion of shares of the Series A Preferred Stock pursuant to Section 3(a)(i) above, the holder of the shares to be converted shall surrender the certificate or certificates therefor, duly endorsed, at the principal office of the Corporation or of any transfer agent for such stock, and shall deliver a written notice to the Secretary of the Corporation at the Corporation's principal office stating the number of such shares of the Series A Preferred Stock to be converted.  Promptly thereafter, the Corporation shall issue and deliver to such holder a certificate for the number of shares of the Common Stock to which such holder shall be thereby entitled.  In addition, if less than all the shares represented by such certificate(s) are surrendered for conversion, the Corporation shall issue and deliver to such holder a new certificate for the balance of the shares of Series A Preferred Stock not so converted.  The effective date of such conversion shall be the close of business on the later of the date on which a proper notice is received by the Secretary of the Corporation or the date the duly endorsed certificate(s) is (are) received by the Corporation or the transfer agent, and the person or persons entitled to receive the shares of the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares on such effective date.

(ii)    Conversion at the Option of the Corporation.  In the case of conversion pursuant to Section 3(a)(ii) above, every outstanding share of the Series A Preferred Stock shall be converted automatically without any further action by the holder of such share and whether or not the certificate representing such share shall be surrendered to the Corporation or the transfer agent for such stock; provided, however, that the Corporation shall not be obligated to issue a certificate evidencing the shares of the Common Stock issuable upon such conversion unless the certificate evidencing such share of the Series A Preferred Stock shall be surrendered at the principal office of the Corporation or at the principal office of such transfer agent.  Upon such surrender, the Corporation shall promptly issue and deliver to such holder a certificate for the number of shares of the Common Stock to which such holder shall be thereby entitled.  The effective date of such conversion shall be the close of business on the date of the occurrence of the event described in Section 3(a)(ii) above.  The person or persons entitled to receive the shares of the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares on such effective date.

(c)    Conversion Ratio.  Each share of Series A Preferred Stock is convertible into Ten Thousand (10,000) shares of the Corporation's fully paid and nonassessable shares of Common Stock  (the "Conversion Ratio"), as adjusted pursuant to Section 3.

(d)   Adjustments to Conversion Ratio for Stock Dividends, Consolidations and Subdivisions.  In case the Corporation at any time after the first issuance of a share of the Series A Preferred Stock shall declare or pay on the Common Stock any dividend in shares of Common Stock, or effect a subdivision of the outstanding shares of the Common Stock into a greater number of shares of the Common Stock (by reclassification or otherwise than by payment of a dividend payable in shares of the Common Stock), or shall combine or consolidate the outstanding shares of the Common Stock into a lesser number of shares of the Common Stock (by reclassification or otherwise), then, and in each such case, the Conversion Ratio (as previously adjusted) in effect immediately prior to such declaration, payment, subdivision, combination or consolidation shall, concurrently with the effectiveness of such declaration, payment, subdivision, combination or consolidation, be proportionately adjusted.

(e)    Adjustments for Reclassifications and Certain Reorganizations.  In case the Corporation at any time after the first issuance of a share of the Series A Preferred Stock shall reclassify or otherwise change the outstanding shares of the Common Stock, whether by capital reorganization, reclassification or otherwise, or shall consolidate with or merge with or into any other corporation where the Corporation is not the surviving corporation but not otherwise, then, and in each such case, each outstanding share of the Series A Preferred Stock shall, immediately after the effectiveness of such reclassification, other change, consolidation or merger, be convertible into the type and amount of stock and other securities or property which the holder of that number of shares of the Common Stock into which such share of the Series A Preferred Stock would have been convertible pursuant to Section 3(c) above immediately before the effectiveness of such reclassification, other change, consolidation or merger would be entitled to receive in respect of such shares of the Common Stock as the result of such reclassification, other change, consolidation or merger.

(f)     Fractional Shares.  No fractional shares of the Common Stock shall be issuable upon the conversion of shares of the Series A Preferred Stock and the Corporation shall pay the cash equivalent of any fractional share upon such conversion.

(g)    Reservation of Stock Issuable Upon Conversion.  The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of the Common Stock, solely for the purpose of effecting the conversion of the Series A Preferred Stock, such number of shares of the Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred Stock; and if at any time the number of authorized but unissued shares of the Common Stock shall not be sufficient to effect the conversion of all outstanding shares of the Series A Preferred Stock, the Corporation will take such corporate action as is necessary to increase its authorized by unissued shares of the Common Stock to such number of shares as shall be sufficient for such purpose.

Section 4.  Notices.  Any notice required by the provisions of this Certificate of Incorporation to be given to holders of shares of the Series A Preferred Stock shall be deemed given three days following the date on which mailed by certified mail, return receipt requested, postage prepaid, addressed to such holder at the address last appearing on the books of the Corporation for such holder or given by such holder to the Corporation for the purpose of notice, or if no such address appears or is so given, at the principal office of the Corporation, or upon personal delivery to the aforementioned address.

            Section 5.  Voting Rights.  Except as otherwise required by law, and subject to Section 7, below, the holders of the Series A Preferred Stock shall have no voting rights.

Section 6.  Protective Provisions.  So long as any shares of the Series A Preferred Stock shall remain outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock voting together as a class:

(a)    alter or change the rights, preferences or privileges of the shares of the Series A Preferred Stock so as to affect materially and adversely such shares; or

(b)   create any new class of shares having preference over the Series A Preferred Stock.

Section 7.  Status of Converted Stock.  In the event any shares of the Series A Preferred Stock shall be converted pursuant to Section 3 above, the shares so converted shall be cancelled and shall revert to the Corporation's authorized but unissued Preferred Stock.

Section 8. Transferability. The Series A Preferred Stock shall not be transferable, provided that in the event of the death of a holder of shares of the Series A Preferred Stock, to the heirs or estate of such person.

3.  Effective date of filing: Immediate.

4.  Signature:

By:

                      , President

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